Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 24, 2020

Pamela Long
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Roth CH Acquisition II Co. Draft Registration Statement on Form S-1 Submitted September 11, 2020 CIK No. 0001824403

Dear Ms. Long:

On behalf of our client, Roth CH Acquisition II Co. (the “Company”), we hereby provide a response to the comment issued in a letter dated October 2, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Pamela Long November 24, 2020 Page 2

Draft Registration Statement on Form S-1 submitted September 11, 2020

Financial Statements, page F-1

1.	Please tell us how you determined it would be appropriate to include unaudited interim results as of July 31, 2020 and for the seven months ended July 31, 2020.

Response: The Company has included unaudited interim results as of September 30, 2020 and for the nine months ended September 30, 2020 in response to the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner